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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: 3235-0145 Expires: October 31, 2002
Schedule 13D	Estimated average burden hours per response 14.9
Under the Securities Exchange Act of 1934 (Amendment No. 1)
Prophet 21, Inc. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
743459109 (CUSIP Number)

XXI Merger Corp.
c/o Thoma Cressey Fund VII, L.P.
One Embarcadero Center, Suite 2930
San Francisco, CA 94111
(415) 263-3660
Attention: Orlando Bravo
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
COPY TO: Kirkland & Ellis 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000 Attention: Kevin R. Evanich, P.C.
December 27, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 30 Pages

CUSIP No. 743459109	13D	Page 2 of 30 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
XXI Merger Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,984,732.00 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,984,732.00 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.9%

14	TYPE OF REPORTING PERSON
CO

Page 2 of 30 Pages

CUSIP No. 743459109	13D	Page 3 of 30 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thoma Cressey Fund VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,984,732.00 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,984,732.00 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.9%

14	TYPE OF REPORTING PERSON
PN

Page 3 of 30 Pages

CUSIP No. 743459109	13D	Page 4 of 30 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TC Partners VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,984,732.00 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,984,732.00 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.9%

14	TYPE OF REPORTING PERSON
PN

Page 4 of 30 Pages

CUSIP No. 743459109	13D	Page 5 of 30 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thoma Cressey Equity Partners Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,984,732.00 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,984,732.00 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.9%

14	TYPE OF REPORTING PERSON
CO

Page 5 of 30 Pages

CUSIP No. 743459109	13D	Page 6 of 30 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LLR Equity Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,984,732.00 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,984,732.00 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.9%

14	TYPE OF REPORTING PERSON
PN

Page 6 of 30 Pages

CUSIP No. 743459109	13D	Page 7 of 30 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LLR Equity Partners Parallel, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,984,732.00 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,984,732.00 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.9%

14	TYPE OF REPORTING PERSON
PN

Page 7 of 30 Pages

CUSIP No. 743459109	13D	Page 8 of 30 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LLR Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,984,732.00 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,984,732.00 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.9%

14	TYPE OF REPORTING PERSON
PN

Page 8 of 30 Pages

CUSIP No. 743459109	13D	Page 9 of 30 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LLR Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,984,732.00 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,984,732.00 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.9%

14	TYPE OF REPORTING PERSON
OO

Page 9 of 30 Pages

Item 1.    Security and Issuer.

        The class of equity security to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Prophet 21, Inc., a Delaware corporation (the "Issuer"). The name and address of the principal executive office of the Issuer is Prophet 21, Inc., 19 West College Avenue, Yardley, Pennsylvania 19067.

Item 2.    Identity and Background.

        This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):

  (i)
  XXI Merger Corp., a Delaware corporation ("XXI"), by virtue of its deemed beneficial ownership of 1,984,732.00 shares of Common Stock;

  (ii)
  Thoma Cressey Fund VII, L.P., a Delaware limited partnership ("TC Fund VII"), by virtue of its control over XXI;

  (iii)
  TC Partners VII, L.P., a Delaware limited partnership ("TC Partners"), as the sole general partner of TC Fund VII;

  (iv)
  Thoma Cressey Equity Partners Inc., a Delaware limited liability company ("TCEP Inc."), as the sole general partner of TC Partners;

  (v)
  LLR Equity Partners, L.P, a Delaware limited partnership ("LLR Partners"), and LLR Partners Parallel, L.P., a Delaware limited partnership ("LLR Parallel," together with LLR Partners, "LLR Partners") by virtue of their control over XXI;

  (vi)
  LLR Capital, L.P., a Delaware limited partnership ("LLR Capital"), as the sole general partner of LLR Partners.

  (vii)
  LLR Capital LLC, a Delaware limited liability company ("LLR LLC"), as the sole general partner of LLR Capital.

        The address of the principal business and office of XXI, TC Fund VII, TC Partners and TCEP Inc. is c/o Thoma Cressey Equity Partners, One Embarcadero Center, Suite 2930, San Francisco, California 94111. The address of the principal business and office of LLR Partners, LLR Capital and LLR LLC is 1811 Chestnut Street, Suite 700, Philadelphia, PA 19103.

        XXI is a newly formed corporation that will be used to effect the acquisition of the Company. TC Fund VII is principally engaged in the business of investing in securities. TC Partners is principally engaged in the business of serving as general partner for TC Fund VII. TCEP Inc. is principally engaged in the business of serving as the general partner of TC Partners and certain other affiliates. LLR Partners is principally engaged in the business of investing in securities. LLR Capital is principally engaged in the business of serving as general partner for LLR Partners. LLR LLC is principally engaged in the business of serving as general partner for LLR Capital. XXI, TC Fund VII, TC Partners, TCEP Inc., LLR Partners, LLR Capital and LLR LLC are collectively referred to herein as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 99.1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

        The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

        During the last five years, none of the Reporting Persons or the persons identified on Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, none of the Reporting Persons or the persons identified on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or

Page 10 of 30 Pages

prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

        As more fully described in Item 4 hereof, XXI, John E. Meggitt, Dorothy M. Meggitt, The Adam E. Meggitt Irrevocable Trust dated August 19, 2002, The Michael S. Meggitt Irrevocable Trust dated August 19, 2002 and The Peter J. Meggitt Irrevocable Trust dated August 19, 2002 (collectively, the "Shareholders") have entered into a Voting Agreement, dated as of November 8, 2002 (the "Initial Voting Agreement"). As more fully described in Item 4 hereof, XXI and Charles L. Boyle, III ("Boyle") have entered into a Voting Agreement, dated as of December 27, 2002 (the "Boyle Voting Agreement"). As more fully described in Item 4 hereof, XXI and The Daniel J. Meggitt Irrevocable Trust dated August 19, 2002 (the "Daniel Meggitt Trust") entered into a Voting Agreement, dated as of December 27, 2002 (the "Daniel Meggitt Voting Agreement" and, together with the Initial Voting Agreement and the Boyle Voting Agreement, the "Voting Agreements"). The transactions contemplated by the Voting Agreements prior to the Effective Date (as defined in Item 4 hereof) are not expected to require expenditure of any funds. The Shareholders entered into the Voting Agreement to induce XXI to enter into the Merger Agreement (as defined in Item 4). Boyle and the Daniel Meggitt Trust entered into their respective Voting Agreements to further assure the consummation of the Merger (as defined in Item 4).

        The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.    Purpose of Transaction.

        On November 8, 2002, the Issuer and XXI entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of XXI with and into the Issuer (the "Merger"). At the effective time of the Merger (the "Effective Time") and subject to certain limitations set forth in the Merger Agreement, (i) the separate existence of XXI will cease, (ii) the Issuer shall continue as the surviving corporation (the "Surviving Corporation") in the Merger and shall continue to be governed by the laws of the State of Delaware, and (iii) the separate corporate existence of the Issuer with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger.

        As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of Common Stock or common stock, par value $.01 per share, of the Purchaser (the "Purchaser Common Stock"), (i) each issued and outstanding share of Purchaser Common Stock shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation, (ii) all shares of Common Stock that are owned by the Issuer or any other wholly owned subsidiary of the Issuer shall be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefore and (iii) each issued and outstanding share of Common Stock (other than shares to be cancelled in accordance with subparagraph (ii) above and other than shares held by shareholders exercising appraisal rights in accordance with applicable law) shall be converted into the right to receive $16.30, payable to the holder thereof, in cash without interest (the "Merger Consideration"), upon surrender of the certificate formerly representing such share of Common Stock. From and after the Effective Time, all such shares of Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate. The Merger Consideration will be financed through equity financing to be provided by TC Fund VII and LLR Partners.

        As of the Effective Time, each outstanding stock option, stock equivalent or right to acquire shares of Common Stock (an "Option") granted under the Issuer's 1993 Stock Option Plan which has an exercise price less than the Merger Consideration, shall be cancelled and in consideration of such cancellation, XXI shall, or shall cause the Surviving Corporation to, pay to such holders of Options an amount equal to the spread between the Merger Consideration and the exercise price of each such Option.

        Following the Merger, the Common Stock will no longer be traded on the Nasdaq National Market, price quotations will no longer be available and the registration of the Common Stock under the Exchange Act will be terminated. After such registration is terminated, the Surviving Corporation will no longer be required to file periodic reports with the Commission.

        Concurrent with the execution and delivery of the Merger Agreement, XXI and the Shareholders entered into the Initial Voting Agreement. On December 27, 2002, (a) XXI and Boyle entered into the Boyle Voting

Page 11 of 30 Pages

Agreement and (b) XXI and the Daniel Meggitt Trust entered into the Daniel Meggitt Voting Agreement. Pursuant to each of the Voting Agreements, the Shareholders, Boyle and the Daniel Meggitt Trust, as applicable, have agreed to vote, and have granted XXI an irrevocable proxy to vote, certain of their shares of Common Stock owned as of November 8, 2002 (with respect to the Shareholders) and December 27, 2002 (with respect to Boyle and the Daniel Meggitt Trust) (the "Subject Shares"): (i) in favor of the approval and adoption of the Merger Agreement and any action required in furtherance thereof, (ii) against (A) any Acquisition Proposal (as defined in the Merger Agreement) and agreement or transaction that if proposed and offered to the Issuer or any of its shareholders would constitute an Acquisition Proposal (collectively, the "Alternative Transaction") or (B) any amendment of the Issuer's Certificate of Incorporation or By-laws or other proposal, action or transaction involving the Issuer or any of its subsidiaries or any of its shareholders, which amendment or other proposal, action or transaction could reasonably be expected to prevent or materially impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the consummation of the transactions contemplated by the Voting Agreements, or change in any manner the voting rights of the Common Stock.

        The Voting Agreements and all rights and obligations of the parties thereunder terminate immediately upon the earlier of: (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms.

        The preceding summaries of certain provisions of the Merger Agreement and the Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are incorporated by reference to Exhibits 99.2, 99.3, 99.4 and 99.5 hereto.

        Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

  (a)
  The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

  (b)
  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

  (c)
  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  (d)
  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e)
  Any material change in the present capitalization or dividend policy of the Issuer;

  (f)
  Any other material change in the Issuer's business or corporate structure;

  (g)
  Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

  (h)
  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i)
  A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  (j)
  Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

        The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.

        Prior to November 8, 2002, none of the Reporting Persons owned or was the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Common Stock. Upon execution of the Voting Agreement, XXI may be deemed to have acquired "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Exchange Act), of the Subject Shares, with the sole power to vote the Subject Shares with respect to the matters set forth in the Voting Agreement. As of December 27, 2002, the Subject Shares totaled

Page 12 of 30 Pages

1,984,732.00 shares of Common Stock and constituted approximately 50.9% of the issued and outstanding Common Stock (based on the number of shares of Common Stock represented to be issued and outstanding as of December 27, 2002, by the Issuer in the Merger Agreement).

        TC Fund VII directs the activities of XXI, and at the Effective Time, TC Fund VII will own a majority portion of XXI's capital stock. By virtue of such control and future ownership, TC Fund VII may be deemed to have the shared power to vote the Subject Shares with respect to the matters set forth in the Voting Agreements.

        TC Partners, as the sole general partner of TC Fund VII, may be deemed to have the shared power to vote the Subject Shares with respect to the matters set forth in the Voting Agreements.

        Thoma Cressey Equity Partners Inc., as the sole general partner of TC Partners, may be deemed to have the shared power to vote the Subject Shares with respect to the matters set forth in the Voting Agreements.

        LLR Partners directs the activities of XXI, and at the Effective Time, LLR Partners will own a minority portion of XXI's capital stock. By virtue of such control and future ownership, LLR Partners may be deemed to have the shared power to vote the Subject Shares with respect to the matters set forth in the Voting Agreements.

        LLR Capital, as the sole general partner of LLR Partners, may be deemed to have the shared power to vote the Subject Shares with respect to the matters set forth in the Voting Agreements.

        LLR LLC, as the sole general partner of LLR Capital, may be deemed to have the shared power to vote the Subject Shares with respect to the matters set forth in the Voting Agreements.

        Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

        Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be filed as Exhibits.

Exhibit 99.1	—	Schedule 13D Joint Filing Agreement, dated November 18, by and among XXI, TC Fund VII, TC Partners, TCEP Inc., LLR Partners, LLR Capital and LLR LLC.
Exhibit 99.2	—
Agreement and Plan of Merger dated November 8, 2002 by and between Prophet 21, Inc. and XXI Merger Corp., which is incorporated herein by reference to Exhibit 99.2 to the Issuer's Form 8-K (File Number 0-23306) which became effective on November 8, 2002.
Exhibit 99.3	—
Voting Agreement, dated as of November 8, 2002, by and among XXI Merger Corp., John E. Meggitt, Dorothy M. Meggitt, The Adam E. Meggitt Irrevocable Trust dated August 19, 2002, The Michael S. Meggitt Irrevocable Trust dated August 19, 2002 and The Peter J. Meggitt Irrevocable Trust dated August 19, 2002, which is incorporated herein by reference to Exhibit 99.3 to the Issuer's Schedule 13D (File Number 005-46422) which became effective on November 18, 2002.
Exhibit 99.4	—	Voting Agreement, dated as of December 27, 2002, by and among XXI Merger Corp. and Charles L. Boyle, III.
Exhibit 99.5	—	Voting Agreement, dated as of December 27, 2002, by and among XXI Merger Corp. and The Daniel J. Meggitt Irrevocable Trust dated August 19, 2002.

Page 13 of 30 Pages

SIGNATURES

        After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2002
XXI Merger Corp.
	By:	/s/ ORLANDO BRAVO
Name: Orlando Bravo Its: President
Thoma Cressey Fund VII, L.P.
By: TC Partners VII, L.P. Its: General Partner
By: Thoma Cressey Equity Partners Inc. Its: General Partner
	By:	/s/ LEE M. MITCHELL
Name: Lee M. Mitchell Its: Secretary
TC Partners VII, L.P.
By: Thoma Cressey Equity Partners Inc. Its: General Partner
	By:	/s/ LEE M. MITCHELL
Name: Lee M. Mitchell Its: Secretary
Thoma Cressey Equity Partners Inc.
	By:	/s/ LEE M. MITCHELL
Name: Lee M. Mitchell Its: Secretary
LLR Equity Partners, L.P.
By: LLR Capital, L.P. Its: General Partner
By: LLR Capital LLC Its: General Partner
	By:	/s/ MITCHELL L. HOLLIN
Name: Mitchell L. Hollin Its: Managing Director

Page 14 of 30 Pages

LLR Equity Partners Parallel, L.P.
By: LLR Capital, L.P. Its: General Partner
By: LLR Capital LLC Its: General Partner
By:	/s/ MITCHELL L. HOLLIN
Name: Mitchell L. Hollin Its: Managing Director
LLR Capital, L.P.
By: LLR Capital LLC Its: General Partner
By:	/s/ MITCHELL L. HOLLIN
Name: Mitchell L. Hollin Its: Managing Director
LLR Capital LLC
By:	/s/ MITCHELL L. HOLLIN
Name: Mitchell L. Hollin Its: Managing Director

Page 15 of 30 Pages

SCHEDULE A

        Orlando Bravo is a director and President of XXI. Mitchell Hollin is a director, Vice President and Secretary of XXI. Scott Crabill is a director, Vice President and Assistant Secretary of XXI. All are citizens of the United States.

        TC Fund VII directs the activities of XXI Merger Corp. TC Partners is the sole general partner of TC Fund VII. TCEP Inc. is the sole general partner of TC Fund VII. Carl D. Thoma is the sole shareholder of TCEP Inc. In addition, the following persons serve as executive officers for TCEP Inc.: Carl D. Thoma, Bryan C. Cressey, and Lee M. Mitchell, and the business address of each of them is Sears Tower, 92nd Floor, 233 South Wacker Drive, Chicago, IL 60606. All of the individuals listed in this paragraph are U.S. Citizens.

        LLR Partners directs the activities of XXI Merger Corp. LLR Capital is the sole general partner of LLR Partners. LLR LLC is the sole general partner of LLR Capital. Ira M. Lubert, Howard D. Ross and Seth J. Lehr are limited partners and members of LLR LLC, and Mitchell L. Hollin is a limited partner of LLR LLC. The business address of each of the individuals listed in the preceding sentence is c/o LLR Partners Inc., The Belgravia Building, 1811 Chestnut Street, Suite 700 Philadelphia, PA 19103. All of the individuals in this paragraph are U.S. Citizens.

Page 16 of 30 Pages

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be filed as Exhibits.
SIGNATURES
SCHEDULE A